TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended March 31
Unaudited	2010	2009

Revenues	726	756
Fuel and purchased power	322	375
	404	381
Operations, maintenance, and administration	160	174
Depreciation and amortization (Note 20)	104	117
Taxes, other than income taxes	6	5
	270	296
	134	85
Foreign exchange gain	3	1
Net interest expense (Note 10)	(48)	(33)
Other income (Note 3)	-	7
Earnings before non-controlling interests and income taxes	89	60
Non-controlling interests (Note 4)	5	14
Earnings before income taxes	84	46
Income tax expense (Note 5)	17	4
Net earnings	67	42
Retained earnings
Opening balance	634	688
Common share dividends	63	57
Closing balance	638	673
Weighted average number of common shares outstanding in the period	219	198

Net earnings per share, basic and diluted	0.31	0.21

See accompanying notes.

TRANSALTA CORPORATION / Q1 2010   1

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	March 31, 2010	Dec. 31, 2009
Cash and cash equivalents (Note 6)	84	82
Accounts receivable (Notes 6 and 18)	311	421
Collateral paid (Notes 6 and 7)	32	27
Prepaid expenses	27	18
Risk management assets (Notes 6 and 7)	217	144
Future income tax assets	17	17
Income taxes receivable	37	39
Inventory (Note 8)	76	90
	801	838
Long-term receivables	49	49
Property, plant, and equipment
Cost	11,754	11,721
Accumulated depreciation	(4,218)	(4,143)
	7,536	7,578
Goodwill (Note 20)	431	434
Intangible assets	321	333
Future income tax assets	158	204
Risk management assets (Notes 6 and 7)	302	224
Other assets (Note 9)	109	102
Total assets	9,707	9,762
Accounts payable and accrued liabilities (Note 6)	389	521
Collateral received (Notes 6 and 7)	162	86
Risk management liabilities (Notes 6 and 7)	46	45
Income taxes payable	12	10
Future income tax liabilities	55	57
Dividends payable	65	61
Current portion of long-term debt - recourse (Notes 6 and 10)	9	7
Current portion of long-term debt - non-recourse (Notes 6 and 10)	23	24
Current portion of asset retirement obligation (Note 11)	30	32
	791	843
Long-term debt - recourse (Notes 6 and 10)	3,767	3,857
Long-term debt - non-recourse (Notes 6 and 10)	549	554
Asset retirement obligation (Note 11)	226	250
Deferred credits and other long-term liabilities	143	136
Future income tax liabilities	660	637
Risk management liabilities (Notes 6 and 7)	72	78
Non-controlling interests (Note 4)	469	478
Shareholders' equity
Common shares (Notes 12 and 13)	2,174	2,169
Retained earnings (Note 13)	638	634
Accumulated other comprehensive income (Note 13)	218	126
Total shareholders’ equity	3,030	2,929
Total liabilities and shareholders’ equity	9,707	9,762

Contingencies (Notes 16 and 18)
Commitments (Notes 6 and 17)
Subsequent events (Note 23)

See accompanying notes.

TRANSALTA CORPORATION / Q1 2010   2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2010	2009

Net earnings	67	42
Other comprehensive income
(Losses) gains on translating net assets of self-sustaining foreign operations	(50)	62
Gains (losses) on financial instruments designated as hedges of self-sustaining foreign operations, net of tax(1)	36	(43)
Gains on derivatives designated as cash flow hedges, net of tax(2)	116	189
Reclassification of derivatives designated as cash flow hedges to balance sheet, net of tax(3)	17	(3)
Reclassification of derivatives designated as cash flow hedges to net earnings, net of tax(4)	(27)	(24)
Other comprehensive income	92	181
Comprehensive income	159	223

(1) Net of income tax expense of 5 million for the three months ended March 31, 2010 (2009 - 7 million recovery).
(2) Net of income tax expense of 59 million for the three months ended March 31, 2010 (2009 - 92 million expense).
(3) Net of income tax expense of 6 million for the three months ended March 31, 2010 (2009 - 1 million recovery).
(4) Net of income tax recovery of 12 million for the three months ended March 31, 2010 (2009 - 14 million recovery).

See accompanying notes.

TRANSALTA CORPORATION / Q1 2010   3

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended March 31
Unaudited	2010	2009

Operating activities
Net earnings	67	42
Depreciation and amortization (Note 20)	110	121
Non-controlling interests	5	14
Asset retirement obligation accretion (Note 11)	5	6
Asset retirement costs settled (Note 11)	(5)	(8)
Future income taxes	11	19
Unrealized foreign exchange gain	(3)	(3)
Unrealized gain from risk management activities	(3)	-
Other non-cash items	3	-
	190	191
Change in non-cash operating working capital balances (Note 21)	(16)	(108)
Cash flow from operating activities	174	83
Investing activities
Additions to property, plant, and equipment	(126)	(131)
Proceeds on sale of property, plant, and equipment	2	1
Restricted cash	-	(1)
Realized losses on financial instruments	(7)	(6)
Net increase in collateral received from counterparties	80	192
Net (increase) decrease in collateral paid to counterparties	(6)	9
Settlement of adjustments on sale of Mexican equity investment (Note 3)	-	(7)
Other	4	6
Cash flow (used in) from investing activities	(53)	63
Financing activities
Net decrease in credit facilities	(327)	(76)
Repayment of long-term debt	(2)	(2)
Issuance of long-term debt (Note 10)	301	-
Dividends paid on common shares	(59)	(54)
Net proceeds on issuance of common shares (Note 12)	1	-
Realized losses on financial instruments	(17)	-
Distributions paid to subsidiaries' non-controlling interests	(14)	(16)
Other	(1)	-
Cash flow used in financing activities	(118)	(148)
Cash flow used in operating, investing, and financing activities	3	(2)
Effect of translation on foreign currency cash	(1)	1
Increase (decrease) in cash and cash equivalents	2	(1)
Cash and cash equivalents, beginning of period	82	50
Cash and cash equivalents, end of period	84	49
Cash taxes paid	7	23
Cash interest paid	17	15

See accompanying notes.

TRANSALTA CORPORATION / Q1 2010   4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.  ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the Corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of the results.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) using the same accounting policies as those used in the Corporation’s most recent annual consolidated financial statements, except as explained below.

2.  ACCOUNTING CHANGES

Current Accounting Changes

Change in Estimate - Useful Lives

Management is in the process of conducting a comprehensive review of the estimated useful lives of all generating facilities and coal mining assets, having regard for, among other things, TransAlta’s economic lifecycle maintenance program, the existing condition of the assets, progress on carbon capture and other technologies, as well as other market related factors.

During the first quarter, management concluded its review of the coal fleet, as well as its mining assets, and has updated the estimated useful lives of these assets to reflect their current expected economic lives.  As a result, in the current quarter, depreciation was reduced by $5 million versus the same period in 2009.  The estimated annual impact of this change is $21 million and will be reflected in depreciation expense and cost of goods sold.

Management continues to perform the comprehensive review on other assets.  Any other adjustments resulting from this review will be reflected in future periods.

TRANSALTA CORPORATION / Q1 2010   5

Future Accounting Changes

International Financial Reporting Standards (“IFRS”) Convergence

In 2005, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On May 8, 2009, the AcSB re-confirmed that IFRS will be required for interim and annual financial statements commencing on Jan. 1, 2011, with appropriate comparative IFRS financial information for 2010.  While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that will be addressed as part of the convergence project, which have been more fully described in Note 2(D) to the Corporation’s annual financial statements.  During the first quarter of 2010, no new significant differences were identified.

The project is on track and is currently in the implementation phase with respect to dual reporting in 2010 and in the solution development and implementation phase with respect to 2011 full convergence.  Cross-functional, issue-specific teams have been established to analyze the impacts of adopting IFRS, and focus on developing and implementing specific solutions for convergence.

A steering committee, comprised of senior representatives across the Corporation, has been established to monitor the progress and critical decisions in the transition to IFRS, and continues to meet regularly.  Quarterly updates are provided to the Audit and Risk Committee. The Corporation is continuing to assess the impact of adopting these standards on the consolidated financial statements.

3.  OTHER INCOME

In 2009, the Corporation settled an outstanding commercial issue related to the sale of its Mexican equity investment for a pre-tax gain of $7 million.

4.  NON-CONTROLLING INTERESTS

The change in non-controlling interests is provided below:

Balance, Dec. 31, 2009	478
Distributions paid	(14)
Non-controlling interests portion of net earnings	5
Balance, March 31, 2010	469

TRANSALTA CORPORATION / Q1 2010   6

5.

INCOME TAX EXPENSE

The components of income tax expense are as follows:

	3 months ended March 31
	2010	2009
Current tax expense (recovery)	6	(15)
Future income tax expense	11	19
Income tax expense	17	4

6.  FINANCIAL INSTRUMENTS

A.

Financial Assets and Liabilities – Classification and Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.  The “Financial Instruments and Hedges” section of Note 1(F) in the Corporation’s 2009 annual consolidated financial statements describes how financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.  The following table highlights the carrying amounts and classifications of the financial assets and liabilities:

Carrying value of financial instruments as at March 31, 2010
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	-	-	84	-	84
Accounts receivable	-	-	311	-	311
Collateral paid	-	-	32	-	32
Risk management assets
Current	197	20	-	-	217
Long-term	297	5	-	-	302
Financial liabilities			.
Accounts payable and accrued liabilities	-	-	-	389	389
Collateral received	-	-	-	162	162
Risk management liabilities
Current	27	19	-	-	46
Long-term	70	2	-	-	72
Long-term debt - recourse(1)	-	-	-	3,776	3,776
Long-term debt - non-recourse(1)	-	-	-	572	572

TRANSALTA CORPORATION / Q1 2010   7

Carrying value of financial instruments as at Dec. 31, 2009
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	-	-	82	-	82
Accounts receivable	-	-	421	-	421
Collateral paid	-	-	27	-	27
Risk management assets
Current	130	14	-	-	144
Long-term	219	5	-	-	224
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	521	521
Collateral received	-	-	-	86	86
Risk management liabilities
Current	28	17	-	-	45
Long-term	75	3	-	-	78
Long-term debt - recourse(1)	-	-	-	3,864	3,864
Long-term debt - non-recourse(1)	-	-	-	578	578
(1) Includes current portion.

B.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable and willing parties who are under no compulsion to act.  Fair values can be determined by reference to prices for that instrument in active markets to which the Corporation has access.  In the absence of an active market, the Corporation determines fair values based on valuation models or by reference to other similar products in active markets.

Fair values determined using valuation models require the use of assumptions.  In determining those assumptions, the Corporation looks primarily to external readily observable market inputs.  In limited circumstances, the Corporation uses inputs that are not based on observable market data.

I.  Level Determinations and Classifications

The Level I, II and III classifications in the fair value hierarchy utilized by the Corporation are defined below:

Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access.  In determining Level I Energy Trading1 fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

Level II

Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

1 The Energy Trading segment was referred to as “Commercial Operations and Development” in prior periods.

TRANSALTA CORPORATION / Q1 2010   8

Energy Trading fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials.  The Corporation includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers.  Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates.  For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market-observable data is not available.  In these cases, Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.  Where commodity transactions extend into periods for which market-observable prices are not available, an internally-developed fundamental price forecast is used in the valuation.

As a result of the acquisition of Canadian Hydro Developers, Inc., TransAlta also has various contracts with terms that extend beyond five years.  As forward price forecasts are not available for the full period of these contracts, the value of these contracts must be derived by reference to a forecast that is based on a combination of external and internal fundamental modeling, including discounting.  As a result, these contracts are classified in Level III. These contracts are for a specified price with creditworthy counterparties.

The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based upon the lowest level input that is significant to the derivation of the fair value.

TRANSALTA CORPORATION / Q1 2010   9

Energy Trading

The following table summarizes the key factors impacting the fair value of the Energy Trading risk management assets and liabilities by classification level during the three months ended March 31, 2010:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2009	-	297	(27)	-	-	1	-	297	(26)
Changes attributable to:
Commodity price changes	-	158	12	4	2	(1)	4	160	11
New contracts entered	-	22	-	(4)	1	-	(4)	23	-
Contracts settled	-	(30)	(2)	-	1	-	-	(29)	(2)
Change in foreign exchange rates	-	(6)	-	-	-	-	-	(6)	-
Transfers in/out of Level III	-	-	-	-	-	-	-	-	-
Net risk management assets (liabilities) at March 31, 2010	-	441	(17)	-	4	-	-	445	(17)
Additional Level III gain (loss) information:
Change in fair value included in OCI			10			(1)			9
Realized gain (loss) included in earnings before income taxes			2						2
Unrealized gain (loss) included in earnings before income taxes relating to those net assets held at March 31, 2010

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of the Energy Trading and Generation business segments.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III Energy Trading fair values are determined at March 31, 2010 is estimated to be +/- $20 million (Dec. 31, 2009 – $24 million).  Where an internally-developed fundamental price forecast is used, reasonably alternate fundamental price forecasts sourced from external consultants are included in the estimate. In limited circumstances, certain contracts have terms extending beyond five years that require valuations to be extrapolated as the lengths of these contracts make reasonably alternate fundamental price forecasts unavailable.

The total change in Level III financial assets and liabilities held at March 31, 2010, that was recognized in pre-tax earnings for the three months ended March 31, 2010 was nil (March 31, 2009 - $1 million gain).

TRANSALTA CORPORATION / Q1 2010   10

The anticipated settlement of the above contracts over each of the next five calendar years and thereafter is as follows:

		2010	2011	2012	2013	2014	2015 and thereafter	Total
Hedges	Level I	-	-	-	-	-	-	-
	Level II	136	164	118	24	(1)	-	441
	Level III	4	6	2	-	1	(30)	(17)
Non-hedges	Level I	-	-	-	-	-	-	-
	Level II	6	(3)	-	1	-	-	4
	Level III	-	-	-	-	-	-	-
Total by level	Level I	-	-	-	-	-	-	-
	Level II	142	161	118	25	(1)	-	445
	Level III	4	6	2	-	1	(30)	(17)
Total net assets (liabilities)		146	167	120	25	-	(30)	428

Other Risk Management Assets and Liabilities

The following table summarizes the key factors impacting the fair value of the other risk management assets and liabilities by classification level during the three months ended March 31, 2010:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management liabilities at Dec. 31, 2009	-	(24)	-	-	(2)	-	-	(26)	-
Changes attributable to:
Market price changes	-	(8)	-	-	-	-	-	(8)	-
New contracts entered	-	(7)	-	-	-	-	-	(7)	-
Contracts settled	-	12	-	-	2	-	-	14	-
Net risk management liabilities at March 31, 2010	-	(27)	-	-	-	-	-	(27)	-

Changes in other risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.  For hedges that remain effective and qualify for hedge accounting, any change in value will be deferred in Accumulated Other Comprehensive Income (“AOCI”) until the instrument is settled or there is a reduction in the net investment in the foreign operations.

The anticipated settlement of the above contracts over each of the next five calendar years and thereafter is as follows:

		2010	2011	2012	2013	2014	2015 and thereafter	Total
Hedges	Level I	-	-	-	-	-	-	-
	Level II	(14)	6	(2)	(3)	-	(14)	(27)
	Level III	-	-	-	-	-	-	-
Total net (liabilities) assets		(14)	6	(2)	(3)	-	(14)	(27)

TRANSALTA CORPORATION / Q1 2010   11

The fair value of the Corporation’s long-term debt is outlined below:

	Fair value(1)				Total carrying value
As at March 31, 2010	Level I	Level II	Level III	Total
Financial assets and liabilities measured at other than fair value
Long-term debt - March 31, 2010(2)	-	4,478	-	4,478	4,348
Long-term debt - Dec. 31, 2009(2)	-	4,499	-	4,499	4,442

(1)   Excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, collateral paid, accounts payable and accrued liabilities, and collateral received).

(2) Includes current portion.

C.

 Inception Gains and Losses

The majority of derivatives traded by the Corporation are not traded on an active exchange or extend beyond the time period for which exchange-based quotes are available.  The fair values of these derivatives have been determined using valuation techniques or models.

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model.  This unrealized gain or loss at inception is recognized in net earnings only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs.  Where these criteria are not met, the difference is deferred on the Consolidated Balance Sheets in Energy Trading Risk Management Assets or Liabilities, and is recognized in net earnings over the term of the related contract.  The difference between the transaction price and the valuation model yet to be recognized in net earnings and a reconciliation of changes during the period is as follows:

As at	March 31, 2010	March 31, 2009
Unamortized (loss) gain at beginning of period	(1)	2
New transactions	(1)	1
Amortization recorded in net earnings during the period	1	(2)
Unamortized (loss) gain at beginning of period	(1)	1

TRANSALTA CORPORATION / Q1 2010   12

7.

RISK MANAGEMENT ACTIVITIES

A.  Risk Management Assets and Liabilities

Aggregate risk management assets and liabilities are as follows:

As at	March 31, 2010					Dec. 31, 2009
	Net Investment Hedges	Cash Flow Hedges	Fair Value Hedges	Not Designated as a Hedge	Total	Total
Risk management assets
Current - Energy Trading	-	196	-	17	213	144
Long-term - Energy Trading	-	281	-	5	286	207
Total Energy Trading risk management assets	-	477	-	22	499	351

Current - other	1	-	-	3	4	-
Long-term - other	-	-	16	-	16	17
Total other risk management assets	1	-	16	3	20	17

Risk management liabilities
Current - Energy Trading	-	12	-	16	28	30
Long-term - Energy Trading	-	41	-	2	43	50
Total Energy Trading risk management liabilities	-	53	-	18	71	80

Current - other	5	10	-	3	18	15
Long-term - other	-	29	-	-	29	28
Total other risk management liabilities	5	39	-	3	47	43

Net Energy Trading risk management assets	-	424	-	4	428	271
Net other risk management (liabilities) assets	(4)	(39)	16	-	(27)	(26)

Net total risk management (liabilities) assets	(4)	385	16	4	401	245

Additional information on derivative instruments has been presented on a net basis below.

I.  Hedges

a.  Net Investment Hedges

i.  Hedges of Foreign Operations

U.S. dollar denominated long-term debt with a face value of U.S.$800 million (Dec. 31, 2009 – U.S.$1,100 million), and a U.S. dollar denominated credit facility with a face value of U.S.$300 million (Dec. 31, 2009 – U.S.$300 million) have been designated as a part of the hedge of TransAlta’s net investment in self-sustaining foreign operations.

TRANSALTA CORPORATION / Q1 2010   13

The Corporation has also hedged a portion of its net investment in self-sustaining foreign operations with cross-currency interest rate swaps and foreign currency forward sales (purchase) contracts as shown below:

Cross-Currency Swap

Outstanding liability resulting from cross-currency swap used as part of the net investment hedge is as follows:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
AUD34	(2)	2010	AUD34	(2)	2010

Foreign Currency Contracts

Outstanding foreign currency forward sale (purchase) contracts used as part of the net investment hedge are as follows:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
AUD125	-	2010	AUD120	(2)	2010
U.S.(8)	(2)	2010	U.S.(182)	(1)	2010

ii.  Effect on Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2010, a net after-tax loss of $14 million (March 31, 2009 – gain of $19 million), relating to the translation of the Corporation’s net investment in self-sustaining foreign operations, net of hedging, was recognized in Other Comprehensive Income (“OCI”).

All net investment hedges currently have no ineffective portion.  The following table summarizes the pre-tax impact of net investment hedges on the Consolidated Statements of Comprehensive Income for the three months ended March 31, 2010 and 2009:

Derivatives in net investment hedging relationships	Pre-tax gain (loss) recognized in OCI for the 3 months ended March 31, 2010	Pre-tax loss recognized in OCI for the 3 months ended March 31, 2009
Long-term debt	48	(50)
Foreign exchange	(7)	-
OCI impact	41	(50)

TRANSALTA CORPORATION / Q1 2010   14

b.  Cash flow hedges

i.  Energy Trading Risk Management

The Corporation’s outstanding Energy Trading derivative instruments designated as hedging instruments at March 31, 2010, were as follows:

March 31, 2010			Dec. 31, 2009
	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Type
Electricity (MWh)	67,301	-	175,756	-
Natural gas (GJ)	1,933	1,808	2,163	360
Oil (gallons)	-	21,042	-	25,074

ii.  Foreign Currency Rate Risk Management

Foreign Exchange Forward Contracts on Foreign Denominated Exposures

The Corporation uses forward foreign exchange contracts to hedge a portion of its future foreign denominated receipts or expenditures as follows:

March 31, 2010				Dec. 31, 2009
Amount	Amount	Fair value		Amount	Amount	Fair value
sold	purchased	liability	Maturity	sold	purchased	liability	Maturity
79	U.S.68	(10)	2010	91	U.S.78	(8)	2010
U.S.10	11	-	2010	U.S.14	15	-	2010
AUD2	U.S.2	-	2010	AUD4	U.S.3	-	2010

Foreign Exchange Forward Contracts on Foreign Denominated Debt

Outstanding foreign exchange forward purchase contracts used to manage foreign exchange exposure on debt not designated as a net investment hedge are as follows:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
U.S.300	(2)	2012	-	-	-
U.S.300	(3)	2013	-	-	-

Cross-Currency Swap

TransAlta uses cross-currency swaps to manage foreign exchange risk exposures on foreign denominated debt as follows:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
U.S.500	(24)	2015	U.S.500	(16)	2015

TRANSALTA CORPORATION / Q1 2010   15

iii.  Interest Rate Risk Management

The Corporation also had outstanding forward start interest rate swaps that converted floating rate debt into fixed rate debt with fixed rates ranging from 3.5 per cent to 4.6 per cent.  These swaps were closed out upon the issuance of the U.S. $300 million senior notes during the quarter and the resulting losses have been included in AOCI and will be recognized over the term of the senior notes.

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
-	-	-	U.S.300	(8)	2020

iv.  Effect on Consolidated Statements of Comprehensive Income

Forward sale and purchase commodity contracts, foreign exchange contracts, as well as interest rate contracts, are used to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

The following tables summarize the impact of cash flow hedges on the Consolidated Statements of Comprehensive Income, Consolidated Statements of Earnings, and the Consolidated Balance Sheets for the three months ended March 31, 2010 and 2009:

3 months ended March 31, 2010
Effective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (loss) gain reclassified from OCI	Pre-tax (loss) gain reclassified from OCI
Commodity	201	Revenue	(39)
Foreign exchange	(7)	Foreign exchange gain (loss)	-
Cross-currency swaps	(10)	Property, plant, and equipment	23
Interest rate	(9)	Interest expense	-
OCI impact	175	OCI impact	(16)

3 months ended March 31, 2009
Effective portion
Derivatives in cash flow hedging relationships	Pre-tax gain recognized in OCI	Location of loss reclassified from OCI	Pre-tax loss reclassified from OCI
Commodity	280	Revenue	(38)
Foreign exchange	1	Foreign exchange gain (loss)	-
Cross-currency swaps	-	Property, plant, and equipment	(4)
Interest rate	-	Interest expense	-
OCI impact	281	OCI impact	(42)

Over the next 12 months, the Corporation estimates that $118 million (Dec. 31, 2009 – $77 million after-tax gains) of after-tax gains will be reclassified from AOCI and recognized in net earnings.

TRANSALTA CORPORATION / Q1 2010   16

c.  Fair value hedges

i.  Interest Rate Risk Management

The Corporation has converted a portion of its fixed interest rate debt, with rates ranging from 5.75 per cent to 6.65 per cent, to floating rate debt through interest rate swaps as shown below:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset (liability)	Maturity
100	6	2011	100	7	2011
U.S.100	-	2013	U.S.50	(1)	2013
U.S.400	10	2018	U.S.150	7	2018

Including the interest rate swaps above, 31 per cent of the Corporation’s debt is subject to floating interest rates (Dec. 31, 2009 – 31 per cent).

ii.  Effect on Consolidated Statements of Comprehensive Income

No ineffective portion of fair value hedges was recorded for the three months ended March 31, 2010 and 2009.

The following table summarizes the impact and location of fair value hedges on the Consolidated Statements of Earnings for the three months ended March 31, 2010 and 2009:

Derivatives in fair value hedging relationships	Location of gain (loss) on statements of earnings	3 months ended March 31, 2010	3 months ended March 31, 2009
Interest rate contracts	Interest expense	2	2
Long-term debt	Interest expense	(2)	(2)
Net earnings impact		-	-

II.  Non-Hedges

The Corporation enters into a variety of commodity derivative transactions, including certain commodity hedging transactions that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting where the related assets and liabilities are classified as held for trading.  The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported as revenue in the period the change occurs.

TRANSALTA CORPORATION / Q1 2010   17

a.  Energy Trading Risk Management

The Corporation’s outstanding Energy Trading derivative instruments that are not designated as hedging instruments at March 31, 2010, were as follows:

March 31, 2010			Dec. 31, 2009
	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Type
Electricity (MWh)	22,193	20,385	14,107	14,844
Natural gas (GJ)	435,014	435,692	323,793	309,764
Transmission (MWh)	-	4,114	-	4,852

b.  Cross-Currency Swaps

Cross-currency swaps are periodically entered into in order to limit the Corporation’s exposure to fluctuations in foreign exchange and interest rates.  The liability resulting from an outstanding cross-currency swap is as follows:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
AUD13	(2)	2010	AUD13	(2)	2010

c.  Foreign Currency Contracts

The Corporation periodically enters into foreign exchange forwards to hedge future foreign denominated revenues and expenses for which hedge accounting is not pursued.  These items are classified as held for trading, and changes in the fair values associated with these transactions are recognized in net earnings.

Outstanding notional amounts and fair values associated with these forward sales (purchases) are as follows:

March 31, 2010			Dec. 31, 2009
Notional amount	Fair value asset	Maturity	Notional amount	Fair value liability	Maturity
AUD19	-	2010	-	-	-
U.S.46	2	2010	U.S.13	-	2010

d.  Total Return Swaps

The Corporation also has certain compensation and deferred share unit programs, the values of which depend on the common share price of the Corporation.  The Corporation has fixed a portion of the settlement cost of these programs by entering into a total return swap for which hedge accounting has not been chosen.  The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price of the Corporation’s common shares at the end of each quarter.

TRANSALTA CORPORATION / Q1 2010   18

e.  Effect on Consolidated Statements of Comprehensive Income

The table below summarizes the net realized and unrealized gains and losses included in net earnings that are associated with derivatives not designated as hedges:

	3 months ended March 31
	2010			2009
	Net unrealized	Net realized		Net unrealized	Net realized
	gains	gains	Total	gains	gains (losses)	Total
Commodity	5	10	15	1	10	11
Interest	-	-	-	1	(1)	-
Foreign exchange	1	1	2	1	(6)	(5)
Other	-	-	-	-	(3)	(3)

B.  Nature and Extent of Risks Arising from Financial Instruments

I.  Market Risk

a.  Commodity Price Risk – Proprietary Energy Trading

Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur.   Value at Risk (“VaR”) at March 31, 2010 associated with the Corporation’s proprietary energy trading activities was $4 million (Dec. 31, 2009 – $3 million).

b.  Commodity Price Risk - Generation

VaR at March 31, 2010 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $33 million (Dec. 31, 2009 – $45 million).

The Corporation’s policy on asset-backed transactions is to seek normal purchase / normal sale (“NPNS”) contract status or hedge accounting treatment.  For positions and economic hedges that do not meet hedge accounting requirements or short-term optimization transactions, such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs.  VaR at March 31, 2010 associated with the Corporation’s commodity derivative instruments used in the generation segment, but which are not designated as hedges, was nil (Dec. 31, 2009 – nil).

c.  Interest Rate Risk

The possible effect on net earnings and OCI, due to changes in market interest rates affecting the Corporation’s floating rate debt, interest-bearing assets, and held for trading and hedging interest rate derivatives outstanding at the balance sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a 50 basis point increase or decrease is a reasonable potential change in market interest rates over the next quarter.

TRANSALTA CORPORATION / Q1 2010   19

	3 months ended March 31
	2010		2009
	Net earnings increase(1)	OCI loss(1)	Net earnings increase(1)	OCI loss(1)
50 basis point change	2	-	1	(2)

(1) This calculation assumes a decrease in market interest rates. An increase would have the opposite effect.

d.  Currency Rate Risk

The foreign currency risk sensitivities outlined below are limited to the risks that arise on financial instruments denominated in currencies other than the functional currency.

The possible effect on net earnings and OCI, due to changes in foreign exchange rates associated with financial instruments outstanding at the balance sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a five cent increase or decrease in these currencies relative to the Canadian dollar is a reasonable potential change over the next quarter.

	3 months ended March 31
	2010		2009
Currency	Net earnings decrease(1)	OCI gain(1,2)	Net earnings decrease(1)	OCI gain(1,2)
Euro	-	-	-	3
U.S.	(3)	2	(3)	2
AUD	(2)	-	(2)	-
Total	(5)	2	(5)	5
(1) These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect.
(2) The foreign exchange impact related to financial instruments used as the hedging instruments in the net investment hedges have been excluded.

II.  Credit Risk

At March 31, 2010, TransAlta had one counterparty whose net settlement position accounted for greater than 10 per cent of the total trade receivables outstanding at the end of the period.

The Corporation’s maximum exposure to credit risk at March 31, 2010 and at Dec. 31, 2009, without taking into account collateral held, is represented by the current carrying amounts of accounts receivable and risk management assets as per the Consolidated Balance Sheets.  Letters of credit and cash are the primary types of collateral held as security related to these amounts.  The maximum credit exposure to any one customer for commodity trading operations and hedging, excluding the California market receivables and including the fair value of open trading, net of any collateral held, at March 31, 2010 was $54 million (Dec. 31, 2009 – $63 million).

TRANSALTA CORPORATION / Q1 2010   20

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for counterparties.  The following table outlines the distribution, by credit rating, of financial assets as at March 31, 2010:

	Investment grade	Non-investment grade	Total
	%	%	%
Accounts receivable	94	6	100
Risk management assets	100	-	100

The Corporation utilizes an allowance for doubtful accounts to record potential credit losses associated with trade receivables.   A reconciliation of the account for the period is presented below:

As at	March 31, 2010	Dec. 31, 2009
Allowance at beginning of period	49	57
Change in foreign exchange rates	(2)	(8)
Allowance at end of period	47	49

At March 31, 2010, the Corporation did not have any significant past due trade receivables except as disclosed in Note 18.

III.  Liquidity Risk

A maturity analysis for the Corporation’s financial assets and liabilities is as follows:

	2010	2011	2012	2013	2014	2015 and thereafter	Total
Accounts payable and accrued liabilities	389	-	-	-	-	-	389
Collateral received	162	-	-	-	-	-	162
Debt(1)	29	253	755	640	231	2,476	4,384
Energy Trading risk management (assets) liabilities(2)	(146)	(167)	(120)	(25)	-	30	(428)
Other risk management liabilities (assets)(2)	14	(6)	2	3	-	14	27
Interest on long-term debt	236	255	233	211	179	1,136	2,250
Total	684	335	870	829	410	3,656	6,784
(1) Excludes impact of hedge accounting and includes credit facilities that are currently scheduled to mature in 2012 and 2013.
(2) Net risk management assets and liabilities as above.

C.  Collateral

I.  Financial Instruments Provided as Collateral

At March 31, 2010, $42 million (Dec. 31, 2009 – $45 million) of financial assets, consisting of cash and accounts receivable,  related to the Corporation’s proportionate share of CE Generation, LLC (“CE Gen”) have been pledged as collateral for certain CE Gen debt.  Should any defaults occur the debt-holders would have first claim on these assets.

At March 31, 2010, the Corporation provided $32 million (Dec. 31, 2009 – $27 million) in cash as collateral to regulated clearing agents as security for commodity trading activities.  These funds are held in segregated accounts by the clearing agents.

II.  Financial Assets Held as Collateral

At March 31, 2010, the Corporation received $162 million (Dec. 31, 2009 – $86 million) in cash collateral associated with counterparty obligations.  Under the terms of the contract, the Corporation may be obligated to pay interest on the outstanding balance and to return the principal when the counterparty has met its contractual obligations, or when the amount of the obligation declines as a result of changes in market value.  Interest payable to the counterparties on the collateral received is calculated in accordance with each contract.

TRANSALTA CORPORATION / Q1 2010   21

III.  Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.  If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2010 the Corporation had posted collateral of $19 million (Dec. 31, 2009 - $ 37 million) in the form of letters of credit, on derivative instruments in a net liability position.  If the credit-risk-contingent features included in certain derivative agreements were triggered, based upon the value of derivatives as at March 31, 2010, the Corporation would be required to post an additional $25 million of collateral to its counterparties.

8.

INVENTORY

Inventory includes coal, natural gas, and emission credits which are valued at the lower of cost and net realizable value.  The classifications are as follows:

As at	March 31, 2010	Dec. 31, 2009
Coal	71	86
Natural gas	5	4
Total	76	90

The decrease in coal inventory at March 31, 2010 compared to Dec. 31, 2009 is primarily due to higher production at the Alberta Thermal plants.

The change in inventory is outlined below:

Balance, Dec. 31, 2009	90
Consumed	(13)
Change in foreign exchange rates	(1)
Balance, March 31, 2010	76

No inventory is pledged as security for liabilities.

For the three months ended March 31, 2009, no inventory was written down from its carrying value nor were any writedowns recorded in previous periods reversed back into net earnings.

TRANSALTA CORPORATION / Q1 2010   22

9.

OTHER ASSETS

The components of other assets are as follows:

As at	March 31, 2010	Dec. 31, 2009
Deferred license fees	22	22
Accrued pension benefit asset	19	18
Project development costs	47	45
Keephills 3 transmission deposit	8	8
Other	13	9
Total other assets	109	102

10.

LONG-TERM DEBT AND NET INTEREST EXPENSE

The amounts outstanding are as follows:

As at	March 31, 2010			Dec. 31, 2009
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	726	726	1.0%	1,063	1,063	1.0%
Debentures, due 2011 to 2030	1,052	1,076	6.7%	1,055	1,076	6.7%
Senior notes(3)	1,941	1,936	6.0%	1,687	1,684	5.9%
Non-recourse	572	589	6.6%	578	581	6.3%
Other	57	57	6.7%	59	59	6.7%
	4,348	4,384		4,442	4,463
Less: current portion	32	32		31	31
Total long-term debt	4,316	4,352		4,411	4,432
(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of Bankers' Acceptances and other commercial borrowings under long-term committed credit facilities.
(3) 2010 - U.S.$1,900 million, 2009 - $1,600 million.

On March 12, 2010, the Corporation issued senior notes in the amount of U.S.$300 million, bearing interest at a rate of 6.5 per cent and maturing in 2040.

The components of net interest expense are as follows:

	3 months ended March 31
	2010	2009
Interest on debt	57	43
Interest income	-	(2)
Capitalized interest	(9)	(8)
Net interest expense	48	33

The Corporation capitalizes interest during the construction phase of growth capital projects.

TRANSALTA CORPORATION / Q1 2010   23

11.  ASSET RETIREMENT OBLIGATIONS

The change in the asset retirement obligation balances is summarized below:

Balance, Dec. 31, 2009	282
Liabilities incurred in period	1
Liabilities settled in period	(5)
Accretion expense	5
Revisions in estimated cash flows(1)	(24)
Change in foreign exchange rates	(3)
256
Less: current portion	30
Balance, March 31, 2010	226

(1)  Revisions are primarily due to changes in the estimates and timing of cash flows of the decommissioning plan of the Wabamun plant as a result of ongoing detailed costing.  This plant was shut down on
      March 31, 2010.

12.  COMMON SHARES ISSUED AND OUTSTANDING

A.  Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At March 31, 2010, the Corporation had 218.6 million (Dec. 31, 2009 – 218.4 million) common shares issued and outstanding.  During the three months ended March 31, 2010, 0.2 million (March 31, 2009 – 0.2 million) common shares were issued for proceeds of $1 million (March 31, 2009 – nil).

During the three months ended March 31, 2010 and 2009, no shares were acquired or cancelled under the Normal Course Issuer Bid (“NCIB”) program.

B.  Stock options

At March 31, 2010, the Corporation had 2.3 million outstanding employee stock options (Dec. 31, 2009 – 1.5 million), reflecting 0.9 million stock options granted on Feb. 1, 2010, at a strike price of $22.46, being the last sale price of board lots of the shares on the Toronto Stock Exchange the day prior to the day the options were granted for Canadian employees, and U.S.$20.75, being the closing sale price on the New York Stock Exchange on the same date for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2011 and expire after 10 years.  During the three months ended March 31, 2010, a nominal number of options also expired, or were exercised or cancelled (March 31, 2009 – 0.1 million expired).

The estimated fair value of these options granted was determined using the Black-Scholes option-pricing model and the following assumptions, resulting in a fair value of $3.67 per option:

Risk free interest rate (%)	2.5
Expected life of the options (years)	4.9
Expected annual dividend yield (%)	5.1
Volatility in the price of the Corporation's shares (%)	29.7

TRANSALTA CORPORATION / Q1 2010   24

For the three months ended March 31, 2010, stock based compensation expense related to stock options recorded in operations, maintenance, and administration expense was $0.5 million (March 31, 2009 – $0.7 million).

C.  Dividend Reinvestment and Share Purchase (“DRASP”) Plan

Under the terms of the DRASP plan, participants are able to purchase additional common shares by reinvesting dividends.  Shares purchased under the DRASP plan are acquired in the open market at 100 per cent of the average purchase price of common shares acquired on the Toronto Stock Exchange on the investment dates.

13.  SHAREHOLDERS’ EQUITY

A reconciliation of shareholders’ equity is as follows:

	Common shares	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity
Balance, Dec. 31, 2009	2,169	634	126	2,929
Net earnings	-	67	-	67
Common shares issued	5	-	-	5
Dividends declared	-	(63)	-	(63)
Losses on translating net assets of self-sustaining foreign operations, net of hedges and of tax	-	-	(14)	(14)
Gains on derivatives designated as cash flow hedges, net of tax	-	-	116	116
Derivatives designated as cash flow hedges in prior periods transferred to the Consolidated Balance Sheets and net earnings in the current period, net of tax	-	-	(10)	(10)
Balance, March 31, 2010	2,174	638	218	3,030

The components of AOCI are presented below:

As at	March 31, 2010	Dec. 31, 2009
Cumulative unrealized losses on translating self-sustaining foreign operations, net of hedges and of tax	(76)	(63)
Cumulative unrealized gains on cash flow hedges, net of tax	294	189
Total accumulated other comprehensive income	218	126

Normal Course Issuer Bid Program

No purchases were made under the NCIB program through March 31, 2010.

TRANSALTA CORPORATION / Q1 2010   25

14.  CAPITAL

TransAlta’s capital is comprised of the following:

As at	March 31, 2010	Dec. 31, 2009	Increase/ (decrease)
Current portion of long-term debt	32	31	1
Less: cash and cash equivalents	(84)	(82)	(2)
	(52)	(51)	(1)
Long-term debt
Recourse	3,767	3,857	(90)
Non-recourse	549	554	(5)
Non-controlling interests	469	478	(9)
Shareholders’ equity
Common shares	2,174	2,169	5
Retained earnings	638	634	4
AOCI	218	126	92
	7,815	7,818	(3)
Total capital	7,763	7,767	(4)

TransAlta’s overall capital management strategy has remained unchanged from Dec. 31, 2009.

TransAlta monitors key credit ratios similar to those used by key rating agencies. While these ratios are not publicly available from credit agencies, TransAlta’s management has defined these ratios and seeks to manage the Corporation’s capital in line with the following targets:

	March 31, 2010	Dec. 31, 2009	Target
Cash flow to interest coverage (times)(1)	4.6	4.9	4 to 5 times
Cash flow to debt (%)(1)	20.4	20.1	20 to 25 per cent
Debt to invested capital (%)	54.9	56.1	55 to 60 per cent
(1) Last 12 months.

For the three months ended March 31, 2010 and 2009, net cash outflows from operating activities, after dividends and capital asset additions, are summarized below:

	3 months ended March 31
	2010	2009	Increase/ (Decrease)
Cash flow from operating activities	174	83	91
Dividends paid	(59)	(54)	(5)
Capital asset expenditures	(126)	(131)	5
Net cash outflow	(11)	(102)	91

For the three months ended March 31, 2010, the increase in the total net cash flows relative to the first quarter of 2009 resulted primarily from higher cash flow from operating activities.  TransAlta seeks to maintain sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to its business.

The financial terms and conditions of the Corporation’s credit facilities remain unchanged from Dec. 31, 2009.

TransAlta’s formal dividend policy has remained unchanged from Dec. 31, 2009.

TRANSALTA CORPORATION / Q1 2010   26

15.  RELATED PARTY TRANSACTIONS

On Dec.16, 2006, predecessors of TransAlta Generation Partnership (“TAGP”), a firm owned by the Corporation and one of its subsidiaries, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership owned by Keephills 3 Limited Partnership (“K3LP”), a wholly owned subsidiary of the Corporation, and Capital Power Corporation.  TAGP will supply coal until the earlier of the permanent closure of the Keephills 3 facility or the early termination of the agreement by TAGP and the partners of the joint venture.  As at March 31, 2010, TAGP had received $55 million from K3LP for future coal deliveries.  Commercial operation of the Keephills plant is scheduled to commence in the second quarter of 2011.  Payments received prior to that date for future coal deliveries are recorded in deferred revenues and will be amortized into revenue over the life of the coal supply agreement when TAGP starts delivering coal for commissioning activities.

CE Gen has entered into contracts with related parties to provide administrative and maintenance services.  The total value of these contracts are U.S.$3 million for the year ending Dec. 31, 2010 (Dec. 31, 2009 – U.S.$3 million).

For the period November 2002 to November 2012, one of TransAlta’s subsidiaries, TransAlta Cogeneration, L.P. (“TA Cogen”), entered into various transportation swap transactions with TAGP.  TAGP operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TAGP also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for two of its plants over the period of the swap.  The notional gas volume in the swap transactions is equal to the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract and therefore has no risk other than counterparty risk.

16.  CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware, when taken as a whole, will have a material adverse effect on the Corporation.

17.  COMMITMENTS

On Jan. 11, 2010, TransAlta announced that it had been awarded a 25-year contract to provide an additional 54 megawatts (“MW”) of wind power to New Brunswick Power.  Under the agreement, TransAlta will expand the existing 96 MW Kent Hills wind facility to a total of 150 MW.  The total capital cost of the project is estimated to be $100 million and is expected to begin commercial operations by the end of 2010.  Natural Forces Technologies Inc. will have the option to purchase up to a 17 per cent interest in the new operating facility upon completion.

18.  PRIOR PERIOD REGULATORY DECISION

With respect to refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange and the California Independent System Operator, the California Parties have sought rehearing of the Federal Energy Regulatory Commission’s (“FERC”) refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  In a decision issued Aug. 24, 2007, which denied rehearing remanded matters to FERC, the Ninth Circuit ruled that FERC had properly excluded both the Summer Transactions and the CERS Transactions from the complaint proceeding.  FERC has yet to respond to the remand.

TRANSALTA CORPORATION / Q1 2010   27

19.  GUARANTEES – LETTERS OF CREDIT

Letters of credit are issued to counterparties under some contractual arrangements with certain subsidiaries of the Corporation.  If the Corporation or its subsidiary does not perform under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued.  Any amounts owed by the Corporation or its subsidiaries are reflected in the Consolidated Balance Sheets.  All letters of credit expire within one year and are expected to be renewed, as needed, through the normal course of business.  The total outstanding letters of credit as at March 31, 2010 totalled $341 million (Dec. 31, 2009 - $334 million) with nil (Dec. 31, 2009 – nil) amounts exercised by third parties under these arrangements.  TransAlta has a total of $2.1 billion (Dec. 31, 2009 – $2.1 billion) of committed credit facilities of which $1.1 billion (Dec. 31, 2009 – $0.7 billion) is not drawn, and is available as of March 31, 2010, subject to customary borrowing conditions.

20.  SEGMENTED DISCLOSURES

A.     Each business segment assumes responsibility for its operating results measured as operating income or loss.

3 months ended March 31, 2010	Generation	Energy Trading	Corporate	Total
Revenues	712	14	-	726
Fuel and purchased power	322	-	-	322
	390	14	-	404
Operations, maintenance, and administration	138	4	18	160
Depreciation and amortization	99	-	5	104
Taxes, other than income taxes	6	-	-	6
Intersegment cost allocation (recovery)	1	(1)	-	-
	244	3	23	270
	146	11	(23)	134
Foreign exchange gain				3
Net interest expense (Note 10)				(48)
Earnings before non-controlling interests and income taxes				89

TRANSALTA CORPORATION / Q1 2010   28

3 months ended March 31, 2009	Generation	Energy Trading	Corporate	Total
Revenues	741	15	-	756
Fuel and purchased power	375	-	-	375
	366	15	-	381
Operations, maintenance, and administration	146	6	22	174
Depreciation and amortization	111	1	5	117
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation (recovery)	8	(8)	-	-
	270	(1)	27	296
	96	16	(27)	85
Foreign exchange gain				1
Net interest expense (Note 10)				(33)
Other income (Note 3)				7
Earnings before non-controlling interests and income taxes				60

Included above in Generation is $5 million (March 31, 2009 - $2 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind and hydro projects.

The intersegment cost allocation (recovery) decreased for the three months ended March 31, 2010 as a result of support costs previously recovered through the intersegment fee being directly allocated to the Generation segment in 2010.

 B.  Selected Consolidated Balance Sheets information

	Generation	Energy Trading	Corporate	Total
As at March 31, 2010
Goodwill	401	30	-	431
Total segment assets	9,135	130	442	9,707

As at Dec. 31, 2009
Goodwill	404	30	-	434
Total segment assets	9,133	148	481	9,762

A change in foreign exchange rates has resulted in a $3 million decrease in goodwill in a self-sustaining foreign operation.

C.  Selected Consolidated Cash Flow information

3 months ended March 31, 2010	Generation	Energy Trading	Corporate	Total
Capital expenditures	119	-	7	126

3 months ended March 31, 2009
Capital expenditures	127	-	4	131

TRANSALTA CORPORATION / Q1 2010   29

D.  Depreciation and amortization on Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows is presented below:

3 months ended March 31	2010	2009
Depreciation and amortization expense on Consolidated Statements of Earnings	104	117
Depreciation included in fuel and purchased power	11	10
Accretion expense included in depreciation and amortization expense	(5)	(6)
Depreciation and amortization on Consolidated Statements of Cash Flows	110	121

21.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

3 months ended March 31	2010	2009
Source (use):
Accounts receivable	100	180
Prepaid expenses	(8)	(10)
Income taxes receivable	2	(36)
Inventory	12	(5)
Accounts payable and accrued liabilities	(119)	(234)
Income taxes payable	(3)	(3)
Change in non-cash operating working capital	(16)	(108)

22.  EMPLOYEE FUTURE BENEFITS

Costs recognized in the period are presented below:

3 months ended March 31, 2010	Registered	Supplemental	Other	Total
Current service cost	-	1	-	1
Interest cost	5	1	1	7
Actual return on plan assets	(5)	-	-	(5)
Actuarial loss	1	-	-	1
Amortization of net transition asset	(2)	-	-	(2)
Defined benefit (income) expense	(1)	2	1	2
Defined contribution option expense of registered pension plan	6	-	-	6
Net expense	5	2	1	8

3 months ended March 31, 2009	Registered	Supplemental	Other	Total
Current service cost	1	-	-	1
Interest cost	5	1	1	7
Actual return on plan assets	(5)	-	-	(5)
Actuarial loss	1	-	-	1
Amortization of net transition asset	(2)	-	-	(2)
Defined benefit expense	-	1	1	2
Defined contribution option expense of registered pension plan	7	-	-	7
Net expense	7	1	1	9

TRANSALTA CORPORATION / Q1 2010   30

23.  SUBSEQUENT EVENTS

TransAlta has evaluated events subsequent to March 31, 2010 through to April 26, 2010, which represents the date the financial statements were issued.

Centralia Thermal Memorandum of Understanding (“MOU”)

On April 26, 2010, TransAlta announced that it has signed an MOU with the State of Washington to enter discussions to develop an agreement to significantly reduce greenhouse gas emissions from the Centralia Thermal plant, and to provide replacement capacity by 2025.  The MOU also recognizes the need to protect the value that Centralia Thermal brings to TransAlta’s shareholders.  Details on the results of these discussions will be provided as they become available.

TRANSALTA CORPORATION / Q1 2010   31